UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance (today Securities Exchange Commission), and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (“Andina”, "Company"), its business, its securities or tender offer, as a material event:

On this date, Andina together with Coca Cola Embonor S.A., have subscribed a Distribution Agreement with Cervecería Chile S.A. (hereinafter, the “Agreement”) by virtue of which both companies will assume the sale, commercialization and distribution of Cervecería Chile S.A.'s main brands in certain regions of the country.

The subscription of the Agreement is part of the Company´s growth and product portfolio diversification strategy that started in 2018, by joining the commercialization and distribution of alcoholic beverages.

Among the brands of products of Cervecería Chile S.A. that will be distributed by Andina in Metropolitan, Coquimbo, Aysén and Magallanes Regions, as well as the Province of Cachapoal and the Province of San Antonio, are included, among others, Corona, Stella Artois, Budweiser, Becker, Báltica, Cusqueña, Kilometro 24.7 and Quilmes.

The commercialization and distribution of these new products will generate for Andina an EBITDA margin of approximately 5% over revenues from this operation. Although at the moment it is not possible to anticipate the incremental volume that this transaction will generate, it is reported herein that in the last 12 months the sales volumes of the products included in the Agreement, in the territory where they will be commercialized by Andina, reached approximately 28.3 million unit cases.

The Agreement will have a validity of 5 years starting from November 1st, 2020 and to this date the services must have initialized. Such term shall be renewable under the terms and conditions set forth in the Agreement.

Santiago, August 17, 2020.

Miguel Angel Peirano

Vicepresidente Ejecutivo

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Miguel Angel Peirano
Name:	Miguel Angel Peirano
Title:	Vicepresidente Ejecutivo

Santiago, August 17, 2020